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                     [COMPANY LOGO OF ALLSTATE FINANCIAL]

                                                                Angela M. Bandi
                                                              Associate Counsel

                                                               Law & Regulation

July 19, 2007

VIA EDGAR

Alison White, Esq.
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Allstate Financial Advisors Separate Account I ("Registrant")
    Allstate Life Insurance Company ("Depositor")
    Responses to Commission Staff Comments on Pre-Effective Amendment No. 2 to Form N-4 Registration Statement ("Amendment")
    (File Nos. 333-141909 and 811-09327; CIK No. 0001085612)

Dear Ms. White:

In connection with the above-referenced Amendment, set out below is Registrant's response to the comment of the Commission staff ("staff"), which comment the staff provided to Registrant verbally on July 18, 2007.

                           RESPONSE TO STAFF COMMENT

Comment. On page 22 of the prospectus, please revise the sixth sentence of the paragraph under the sub-section "MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?" in the section entitled "MANAGING YOUR ANNUITY" to indicate that you will return the greater of the customer's current Account Value or the amount of Purchase Payment(s) applied during the right to cancel period.

   Response: As indicated below, we have revised the relevant disclosure as requested.

   Revised disclosure:

   MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

   If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right

                        Allstate Life Insurance Company
    3100 Sanders Road, Suite J5B Northbrook, IL 60062  Phone 847.402.9237
               Fax 847.402.3781  Email Angela.Bandi@allstate.com

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Securities and Exchange Commission
July 19, 2007
Page 2

   to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return the greater of your current Account Value or the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.

   Blacklined comparison with previous disclosure:

   MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?

   If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free-look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days or longer, measured from the time that you received your Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, and depending on your state's requirements, any applicable insurance charges deducted, less any applicable federal and state income tax withholding. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return the greater of your current Account Value or the amount of your Purchase Payment(s) applied during the right to cancel period, less any applicable federal and state income tax withholding. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments.

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If you have any questions, please do not hesitate to call me at 847/402-9237.
Thank you.

Very truly yours,

/s/ Angela M. Bandi
--------------------------
Angela M. Bandi

cc: Thomas S. Clark, Esq.
    Prudential Financial